Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular is not an offer to sell or the solicitation of an offer to buy any securities and neither this circular nor anything herein forms the basis for any contract or commitment whatsoever.
If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ISSUE OF APPROXIMATELY US$183 MILLION ZERO COUPON
GUARANTEED CONVERTIBLE BONDS DUE 2011
TOGETHER WITH UP TO US$30 MILLION OPTIONAL BONDS
BY GOLDCOSMOS INVESTMENTS LIMITED
(TO BE RENAMED AS
BRILLIANCE CHINA FINANCE LIMITED)
CONVERTIBLE INTO ORDINARY SHARES OF
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

The notice convening a special general meeting of Brilliance China Automotive Holdings Limited to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Thursday, 1 June 2006 at 9:00 a.m. is set out on pages 14 to 15 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for holding the special general meeting. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so desire.

*	for identification purposes only
12 May 2006

CONTENTS

Page
Definitions	1
Letter from the Board	4
Notice of Special General Meeting	14

- i -

DEFINITIONS
     In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2008 Convertible Bonds”	convertible bonds in an aggregate principal amount of US$200 million issued by Brilliance China Automotive Finance Limited on 28 November 2003 and maturing on 28 November 2008

“associate(s)”	has the same meaning as defined in the Listing Rules

“Average Market Price”	the average of the closing prices of the Shares on the Stock Exchange for 20 consecutive Trading Days

“Bondholder(s)”	holder(s) of the Convertible Bonds from time to time

“Cash Settlement Amount”	the product of (a) the number of Shares otherwise deliverable upon exercise of the Conversion Right in respect of the Convertible Bonds, and in respect of which the Issuer has elected the Cash Settlement Option; and (b) the average closing price of the Shares for each day during the 10 consecutive Trading Days immediately following and excluding the day of exercise of the Cash Settlement Option

“Cash Settlement Option”	the option exercisable by the Issuer as described in the paragraph headed ‘Cash Settlement Option’’ under the section headed ‘Principal Terms of the Convertible Bonds’’ in this circular

“Change of Control”	the acquisition of the rights to appoint the majority of the Directors or acquisition of substantially all of the Shares or where a merger of the Company results in the same

“Closing Date”	7 June 2006 or such other date as the Sole Bookrunner and the Issuer may agree

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares and American depositary shares of which are listed on the main board of the Stock Exchange and the New York Stock Exchange, Inc respectively

“Conversion Price”	HK$1.93 per Share (subject to adjustment)

“Conversion Right”	the right of a Bondholder to convert any Convertible Bonds into Shares

“Conversion Shares”	Shares to be allotted and issued by the Company upon conversion of the Convertible Bonds

“Convertible Bond(s)”	convertible bond(s) in an aggregate principal amount of approximately US$183 million to be issued by the Issuer on the terms of the Trust Deed and the Optional Bonds in an aggregate principal amount of up to US$30 million in respect of which the Option to Upsize may be exercised by the Sole Bookrunner

DEFINITIONS

“Directors”	the directors of the Company

“Early Redemption Amount”	100% of the principal amount of the Convertible Bonds plus an amount which will provide the Bondholders with a gross yield at 7.00% per annum on the redemption date, calculated on a semi-annual basis

“First Reset Date”	10 March 2007

“General Mandate”	the general mandate granted by the Shareholders to the Directors with respect to the issuance of 733,678,180 Shares in the annual general meeting of the Company held on 24 June 2005

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Issuer”	Goldcosmos Investments Limited (to be renamed as Brilliance China Finance Limited), a wholly-owned subsidiary of the Company and incorporated in the British Virgin Islands

“Latest Practicable Date”	11 May 2006 being the latest practicable date prior to the printing of this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Maturity Date”	the fifth anniversary of the Closing Date

“Offering”	the offering of the Convertible Bonds to purchasers for the Convertible Bonds who are independent of and not connected with any of the substantial shareholders, chief executive and the directors of the Company, its subsidiaries, and associates of any of them

“Option to Upsize”	an option granted by the Issuer to the Sole Bookrunner and the purchasers procured by the Sole Bookrunner to be exercised by the Sole Bookrunner in whole or in part (but not more than once) to purchase all or any of the Optional Bonds at any time up to and including the 30th day after the date of the Purchase Agreement

“Optional Bonds”	the additional convertible bonds to be issued upon exercise, in whole or in part, of the Option to Upsize by the Sole Bookrunner

“PRC”	the People’s Republic of China and for the purpose of this circular shall exclude Hong Kong, Macau Special Administrative Region and Taiwan

“Purchase Agreement”	the purchase agreement dated 8 May 2006 entered into between the Company, the Issuer and the Sole Bookrunner in relation to the Offering

DEFINITIONS

“SGM”	the special general meeting of the Company to be convened at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Thursday, 1 June 2006 at 9:00 a.m. to approve the allotment and issue of Conversion Shares pursuant to the exercise of the conversion rights attaching to the Optional Bonds at such conversion price as may be provided, adjusted or reset in accordance with the terms of the Convertible Bonds

“Second Reset Date”	10 March 2008

“Share(s)”	ordinary share(s) of US$0.01 each in the capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“Singapore Stock Exchange”	Singapore Exchange Securities Trading Limited

“Sole Bookrunner”	Citigroup Global Markets Limited

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Trading Day”	a day on which the Stock Exchange is open for trading

“Trust Deed”	the deed constituting the Convertible Bonds

“United States” or “US”	United States of America

“US$”	United States dollars, the lawful currency of United States and for the purpose of this circular, United States dollars are translated into Hong Kong dollars at the fixed rate of US$1 = HK$7.7513

“%”	per cent.

LETTER FROM THE BOARD
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
Directors:

Executive Directors: Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman) Mr. Qi Yumin (Chief Executive Officer) Mr. He Guohua Mr. Wang Shiping Mr. Lei Xiaoyang	Registered office: Canon’s Court 22 Victoria Street Hamilton HM12 Bermuda

Non-executive Director: Mr. Wu Yong Cun	Head office and principal place of business: Suites 1062—05 Chater House 8 Connaught Road Central Hong Kong
Independent Non-executive Directors:
Mr. Xu Bingjin Mr. Song Jian Mr. Jiang Bo
12 May 2006
To the Shareholders
ISSUE OF APPROXIMATELY US$183 MILLION ZERO COUPON
GUARANTEED CONVERTIBLE BONDS DUE 2011
TOGETHER WITH UP TO US$30 MILLION OPTIONAL BONDS
BY GOLDCOSMOS INVESTMENTS LIMITED
(TO BE RENAMED AS
BRILLIANCE CHINA FINANCE LIMITED)
CONVERTIBLE INTO ORDINARY SHARES OF
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
Dear Sir or Madam
INTRODUCTION
     The Company announced on 9 May 2006 that the Company, the Issuer and the Sole bookrunner have entered into the Purchase Agreement on 8 May 2006 whereby the Sole Bookrunner agreed to purchase, or procure purchasers, for the Convertible Bonds in the principal amount of approximately

*	for identification purposes only

LETTER FROM THE BOARD
US$183 million. The Issuer has granted to the Sole Bookrunner and the purchasers procured by the Sole Bookrunner the Option to Upsize which can be exercised by the Sole Bookrunner, in whole or in part at any time (but not more than once), up to and including the 30th day after the date of the Purchase Agreement, to require the Issuer to issue up to a further US$30 million in principal amount of Convertible Bonds. In the case of the exercise of the Option to Upsize in full, the aggregate principal amount of Convertible Bonds would be approximately US$213 million.
     Assuming full conversion of the Convertible Bonds at the Conversion Price, the Convertible Bonds will be convertible into approximately 854.2 million Conversion Shares (subject to adjustment), representing approximately 23.3% of the issued share capital of the Company as at the Latest Practicable Date and approximately 18.9% of the enlarged issued share capital of the Company. The Conversion Shares will rank pari passu in all respects with the Shares of the Company then in issue on the relevant conversion date.
     The Bondholders will have the right to convert their Convertible Bonds into Conversion Shares at any time from 6 July 2006 (30 days after the Closing Date) up to the close of business on 8 May 2011 or, if the Convertible Bonds shall have been called for redemption before 8 May 2011, up to a date no later than 7 business days prior to the date fixed for redemption thereof. The initial Conversion Price is HK$1.93 per Conversion Share, being a premium of approximately 35.9% over the closing price of the Shares quoted on the Stock Exchange on 4 May 2006, being the Trading Day preceding the date on which the Purchase Agreement was signed. The Convertible Bonds are guaranteed (if not converted) by the Company.
     Unless previously purchased and cancelled, redeemed or converted, the Convertible Bonds will be redeemed at 141.060% of their principal amount on the Maturity Date. The net proceeds from the issue of the Convertible Bonds will be applied by the Company as to approximately 50% to the refinancing of the indebtedness and as to approximately 50% to general corporate and working capital purposes of the Group. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares. An application will be made for the listing of the Convertible Bonds on the Singapore Stock Exchange.
     The main purpose of this circular is to provide you with the details in relation to the issuance of the Convertible Bonds and to give you notice of the SGM.
PURCHASE AGREEMENT

Date:	8 May 2006.

Sole Bookrunner:	Citigroup Global Markets Limited, which is independent of and not connected with any of the substantial shareholders, chief executive and the directors of the Company, its subsidiaries and associates of any of them.

Purchase:	The Sole Bookrunner has agreed to purchase, or to procure purchasers (not less than 6) who are independent of and not connected with any of the substantial shareholders, chief executive and the directors of the Company, its subsidiaries and associates of any of them, for the Convertible Bonds in an aggregate principal amount of approximately US$183 million (and any Convertible Bonds to be issued pursuant to the Option to Upsize).

LETTER FROM THE BOARD

Conditions precedent:	Completion of the purchase of the Convertible Bonds is conditional upon, amongst other things:

(1)	the Stock Exchange granting approval to the listing of, and permission to deal in, the Conversion Shares to be issued on conversion in full of the Convertible Bonds (either unconditionally or subject to conditions to which the Company does not reasonably object);

(2)	the approval of the Shareholders to the issue of the Conversion Shares on conversion of the Optional Bonds;

(3)	the issuance of English, Hong Kong and the British Virgin Islands legal opinions on, among other things, the enforceability of the Purchase Agreement and related documents;

(4)	the issuance of auditors’ comfort letters; and

(5)	there being no material adverse change in the financial condition, operations, business or properties of the Group at the Closing Date.

In the event that the conditions are not fulfilled by the Closing Date, the parties to the Purchase Agreement shall be released and discharged from their respective obligations thereunder.

Termination:	The Sole Bookrunner is entitled to, prior to delivery of and payment for the Convertible Bonds (being 7 June 2006), terminate the arrangement under the Purchase Agreement at any time prior to the completion of the Offering upon the occurrence of certain events which include, inter alia, any change, or any development involving a prospective change, in the United States, Hong Kong, the PRC or international financial political or economic conditions or currency exchange rates or foreign exchange controls which would be likely to prejudice materially the success of the Offering and distribution of the Convertible Bonds or dealings in the Convertible Bonds in the secondary market.

Completion:	Subject to the above conditions, completion of the Convertible Bonds is expected to take place on the Closing Date. Completion of the Convertible Bonds (other than the Optional Bonds) is not conditional on the completion of the Optional Bonds.

LETTER FROM THE BOARD
PRINCIPAL TERMS OF THE CONVERTIBLE BONDS
     The principal terms of the Convertible Bonds are summarized as follows:

Issuer:	Goldcosmos Investments Limited (to be renamed as Brilliance China Finance Limited), a wholly-owned subsidiary of the Company.

Guarantor:	Brilliance China Automotive Holdings Limited.

Principal amount:	approximately US$183 million.

Option to Upsize:	Up to US$30 million. If the Option to Upsize is exercised in full, the aggregate principal amount of the Convertible Bonds will be approximately US$213 million.

Interest:	The Convertible Bonds are zero coupon bonds.

Conversion period:	Bondholder(s) may exercise Conversion Rights at any time from 6 July 2006 (30 days after the Closing Date) up to the close of business on 8 May 2011 or, if the Convertible Bonds shall have been called for redemption before 8 May 2011, up to a date no later than 7 business days prior to the date fixed for redemption thereof.

Cash Settlement Option:	Notwithstanding the Conversion Right of each Bondholder in respect of each Convertible Bond, at any time when the delivery of Conversion Shares is required to satisfy the Conversion Right, instead of issuing the Conversion Shares, the Issuer shall have the option to pay to the relevant Bondholder an amount of cash equal to the Cash Settlement Amount.

Conversion Price:	HK$1.93 per Conversion Share, representing a premium of approximately 40.9% over the closing price of HK$1.37 per Share as quoted on the Stock Exchange on the Latest Practicable Date, and a premium of approximately 38.6% over the average of the closing price of the Shares as quoted on the Stock Exchange for the ten Trading Days ended the Latest Practicable Date of HK$1.392.

The Conversion Price will be subject to adjustment for, amongst other things, consolidations or subdivisions of Shares, rights issues at a discount, cash dividends, share dividends and other events which may have a diluting effect on Bondholders.

LETTER FROM THE BOARD

Conversion Shares:	If all the Convertible Bonds (other than the Optional Bonds) are converted at the initial Conversion Price of HK$1.93 each, there will be 733,674,599 Conversion Shares. As up to 733,678,180 Shares may be issued under the General Mandate, such 733,674,599 Conversion Shares to be issued upon full conversion of the Convertible Bonds (other than the Optional Bonds) will be issued and allotted pursuant to the General Mandate.

The Conversion Shares to be issued under the Optional Bonds will be issued and allotted pursuant to the Shareholders’ approval to be obtained at the SGM to be held prior to the Closing Date.

Ranking of Conversion Shares:	Conversion Shares will rank pari passu in all respects with the Shares then in issue on the relevant conversion date.

Redemption at option of the Issuer:

On or at any time after 7 June 2008 and prior to 7 June 2009, the Issuer may redeem the Convertible Bonds in whole but not in part at the Early Redemption Amount together with accrued and unpaid interest if the closing price of the Shares as quoted on the Stock Exchange for each of the 30 consecutive Trading Days, the last of which occurs not more than 5 Trading Days prior to the date upon which notice of such redemption is given is greater than 145% of the applicable Early Redemption Amount divided by the ratio which is the amount of Convertible Bonds in whole divided by the then conversion price. On or at any time after 7 June 2009 and prior to 8 May 2011, the Issuer may redeem the Convertible Bonds in whole but not in part at the Early Redemption Amount together with accrued and unpaid interest if the closing price of the Shares as quoted on the Stock Exchange for each of the 30 consecutive Trading Days the last of which occurs not more than 5 Trading Days prior to the date upon which notice of such redemption is given is greater than 130% of the applicable Early Redemption Amount divided by the ratio which is the amount of Convertible Bonds in whole divided by the then conversion price.

Redemption at option of the Bondholders:
On the third anniversary of the Closing Date, each Bondholder will have the right, at such Bondholder’s option, to require the Issuer to redeem in whole but not in part of the Convertible Bonds at 122.926% of their principal amount.

Reset Feature:	The Conversion Price shall be adjusted on the First Reset Date to the Average Market Price if the Average Market Price per Share is less than the Conversion Price, provided that the adjusted Conversion Price shall not be less than 68% of the Conversion Price prevailing on the First Reset Date.

LETTER FROM THE BOARD

The Conversion Price shall be adjusted on the Second Reset Date to the Average Market Price if the Average Market Price per Share is less than the Conversion Price, provided that the adjusted Conversion Price shall not be less than 75% of the Conversion Price prevailing on the Second Reset Date.

Based on the initial Conversion Price of HK$1.93 and the maximum reset rate, the lowest possible Conversion Price will be reset to HK$0.9843 and the maximum number of Conversion Shares to be issued by the Company upon full conversion of the Convertible Bonds (other than the Optional Bonds) at the lowest possible Conversion Price will be approximately 1,438.6 million Conversion Shares, which will exceed the 733,678,180 Shares permitted under the General Mandate. The Company will either issue the excess Conversion Shares under new general mandate to be granted by the Shareholders or exercise the Cash Settlement Option and make cash settlement payment in respect of such excess Conversion Shares.

The maximum number of Conversion Shares to be issued by the Company upon full conversion of the Optional Bonds at the lowest possible Conversion Price (being HK$0.9843) will be approximately 236.2 million Conversion Shares, which will be issued and allotted pursuant to the Shareholders’ approval to be obtained at the SGM to be held prior to the Closing Date.

The resetting of the Conversion Price is a term and condition of the Convertible Bonds which has been agreed between the Company and the Sole Bookrunner on an arm’s length basis. An announcement containing details of the resetting of the Conversion Price including the discount to the initial Conversion Price will be made in the event such resetting of the Conversion Price occurs.

Maturity:	Unless previously purchased and cancelled, converted or redeemed, each Convertible Bond shall be redeemed at 141.060% of their principal amount on the Maturity Date.

Voting rights:	Bondholders will not have any right to attend or vote in any meeting of the Company by virtue of their being Bondholders.

Listing:	An application will be made for a listing of the Convertible Bonds on the Singapore Stock Exchange.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

Transfer:	the Convertible Bonds may be transferred.

Yield to maturity:	7.00%.

LETTER FROM THE BOARD

Form of the Convertible Bonds:	Registered.

Denomination:	US$1,000.
Optional Bonds
     The Optional Bonds form part of the Convertible Bonds and are issued pursuant to the exercise of the Option to Upsize. In that regard, their terms are therefore identical to those of the Convertible Bonds except for the following:

Principal amount:	Up to US$30 million. If the Option to Upsize is exercised in full, the aggregate principal amount of the Convertible Bonds will be approximately US$213 million.

Conversion Shares:	The Conversion Shares to be issued under the Optional Bonds at the initial Conversion Price of HK$1.93 each will be 120,486,528 Conversion Shares. The issuance of such Conversion Shares will be subject to Shareholders’ approval to be obtained at the SGM to be held prior to the Closing Date.

Shareholders’ approval:	The closing of the Optional Bonds is subject to the Shareholders’ approval approving the issue of the Conversion Shares issuable upon conversion of the Optional Bonds in accordance with terms and conditions of the Purchase Agreement.
     The Convertible Bonds will not be sold to any connected persons (as defined in the Listing Rules) of the Company. If the Company is aware of any dealings in the Convertible Bonds by any connected persons of the Company, the Company will promptly notify the Stock Exchange and comply with the requirements under the Listing Rules.
EFFECT ON THE SHARE CAPITAL
     As at the Latest Practicable Date, the 2008 Convertible Bonds in the principal amount of US$200 million remain outstanding. Assuming full conversion of the outstanding 2008 Convertible Bonds at the Conversion Price currently applicable, the outstanding 2008 Convertible Bonds will be convertible into approximately 337.0 million Shares. The Conversion Price currently applicable is HK$4.60. The Directors do not expect any of such outstanding 2008 Convertible Bonds to be converted in the current market conditions.
     Assuming full conversion of all the Convertible Bonds at the initial Conversion Price, the Convertible Bonds will be convertible into approximately 854.2 million Conversion Shares (subject to adjustment), representing approximately 23.3% of the issued share capital of the Company as at the Latest Practicable Date and approximately 18.9% of the enlarged issued share capital of the Company. The Conversion Shares will rank pari passu in all respects with the Shares of the Company then in issue on the relevant conversion date.

     LETTER FROM THE BOARD
     The following table summarises the shareholding structure of the Company as at the Latest Practicable Date:

			Assuming that the 2008		Assuming that the 2008
			Convertible Bonds are fully		Convertible Bonds are fully		Assuming that the 2008
			repurchased and		converted into Shares at a		Convertible Bonds are fully
			extinguished and the		conversion price of HK$4.60		converted into Shares at a
			Convertible Bonds		each and the Convertible		conversion price of
			are fully converted		Bonds are fully converted into		HK$4.60 each and the
			into Shares (subject to		Shares (subject to		converted into Shares
			adjustment) at a Conversion		adjustment) at a Conversion		(subject to adjustment) at a
	Existing (as at the		Price of HK$1.93 each		Price of HK$1.93 each		Conversion Price of
	Latest Practicable Date)		(Note 1)		(Note 2)		HK$0.9843 each (Note 3)
				% of				% of
		% of		enlarged		% of		enlarged
		issue		issued		enlarged		issued
		share		share		issued share		share
		capital of		capital of		capital of		capital of
Name of		the		the		the		the
Shareholder	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company
Huachen Automotive Group Holdings Co., Ltd. ()	1,446,121,500	39.4%	1,446,121,500	32.0%	1,446,121,500	29.8%	1,446,121,500	25.5%
Public Shareholders	2,222,269,400	60.6%	2,222,269,400	49.1%	2,222,269,400	45.7%	2,222,269,400	39.1%
Bondholders	—	—%	854,161,127	18.9%	854,161,127	17.6%	1,674,825,746	29.5%
(Note 4)

Holders of the 2008 Convertible Bonds	—	—%	—	—%	336,956,521	6.9%	336,956,521	5.9%

Total	3,668,390,900	100.0%	4,522,552,027	100.0%	4,859,508,548	100.0%	5,680,173,167	100.0%

Notes:

1.	Assuming that the Convertible Bonds are fully converted into Shares (subject to adjustment) at the initial Conversion Price of HK$1.93 each and that all the options granted by Huachen Automotive Group Holdings Co., Ltd. to a director have been exercised in full, the Director will be holding 92,911,266 Shares, representing approximately 2.1% of the enlarged issued share capital of the Company.

2.	Assuming that the Convertible Bonds are fully converted into Shares (subject to adjustment) at the initial Conversion Price of HK$1.93 each, the 2008 Convertible Bonds are fully converted into Shares (subject to adjustment) at the conversion price of HK$4.60 each and that all the options granted by Huachen Automotive Group Holdings Co., Ltd. to a director have been exercised in full, the Director will be holding 92,911,266 Shares, representing approximately 1.9% of the enlarged issued share capital of the Company.

3.	Assuming that the Conversion Price is reset at HK$0.9843, that is, 75% of the reset conversion price on the Second Reset Date, being HK$1.3124 and the Convertible Bonds are fully converted into Shares (subject to adjustment) at such conversion price of HK$0.9843, the 2008 Convertible Bonds are fully converted into Shares (subject to adjustment) at the conversion price of HK$4.60 each and that all the options granted by Huachen Automotive Group Holdings Co., Ltd. to a director have been exercised in full, the Director will be holding 92,911,266 Shares, representing approximately 1.9% of the enlarged issued share capital of the Company.

4.	Upon full conversion of the Convertible Bonds at the lowest possible Conversion Price of HK$0.9843, the Company will issue approximately 1,674.8 million Conversion Shares which will represent approximately 31.3% of the enlarged issued share capital of the Company.
USE OF PROCEEDS
     The net proceeds from the issue of the Convertible Bonds, after deducting expenses, and underwriting commission to be charged by the Sole Bookrunner, are estimated to be approximately US$177.5 million (equivalent to approximately HK$1,375.9 million) before taking into account the exercise of the Option to Upsize. The Company presently intends to use such proceeds as to approximately 50% to the refinancing of the indebtedness and as to approximately 50% to general corporate and working capital purposes of the Group. The conversion of the Convertible Bonds into

LETTER FROM THE BOARD
Conversion Shares will enlarge the shareholder capital base of the Company and the Directors consider that it will facilitate the development and expansion of the Company. Taking into account that the Convertible Bonds are zero coupon bonds and that the conversion price represents a substantial premium to the prevailing Share price, the Directors are of the view that the terms of the Convertible Bonds are fair and reasonable and are in the interest of the Group as a whole.
GENERAL
     The Group is principally engaged in the manufacturing and sales of minibuses, sedans and automotive components in the PRC. The Company has not undertaken any fund raising exercises in the past 12 months. The Conversion Shares (other than those issued under the Optional Bonds) will be issued pursuant to the General Mandate. The Conversion Shares to be issued under the Optional Bonds will be issued and allotted pursuant to the Shareholders’ approval to be obtained at the SGM to be held prior to the Closing Date.
     In connection with the Offering, the Sole Bookrunner may, to the extent permitted by applicable laws and regulations, over-allot or effect transactions with a view to supporting the market price of the Convertible Bonds at levels higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Sole Bookrunner to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. This circular is not an offer to sell or the solicitation of an offer to buy any securities and neither this circular nor anything herein forms the basis for any contract or commitment whatsoever. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.
SPECIAL GENERAL MEETING
     The notice convening the SGM, at which an ordinary resolution will be proposed to approve the issuance of Conversion Shares pursuant to the exercise of the conversion rights attaching to the Optional Bonds at such conversion price as may be provided, adjusted or reset in accordance with the terms of the Convertible Bonds is set out on pages 14 to 15 of this circular. A form of proxy for use at the SGM is enclosed.
     Whether or not you are able to attend the SGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed on it and deposit it at the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712—16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event so as to arrive not less than 48 hours before the time for holding the SGM or any adjourned meeting. Completion and return of a form of proxy will not preclude you from attending and voting in person at the SGM, if you so desire.
     Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

LETTER FROM THE BOARD
(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.

Yours faithfully, By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

NOTICE OF SPECIAL GENERAL MEETING

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTICE OF SPECIAL GENERAL MEETING
      NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company ’) will be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Thursday, 1 June 2006 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as ordinary resolution:
ORDINARY RESOLUTION
“THAT the directors of the Company be and are hereby authorised to issue, allot and deal with shares in the capital of the Company (the ‘Shares’’) pursuant to the exercise of the conversion rights attaching to the Optional Convertible Bonds at such conversion price as may be provided, adjusted or reset in accordance with the Terms, where the number of Shares so issued and allotted shall not exceed 236.3 million Shares; and for the purpose of this Resolution:
‘Convertible Bonds’’ means convertible bonds in an aggregate principal amount of US$182,678,000 due 2011 to be issued by Goldcosmos Investments Limited (to be renamed as Brilliance China Finance Limited), a wholly-owned subsidiary of the Company and incorporated in the British Virgin Islands, together with the additional convertible bonds in an aggregate principal amount of up to US$30 million to be issued upon exercise, in whole or in part, of the option to upsize by Citigroup Global Markets Limited (acting as the sole bookrunner);
‘Optional Convertible Bonds’’ means the additional convertible bonds in an aggregate principal amount of up to US$30 million to be issued upon exercise, in whole or in part, of the option to upsize by Citigroup Global Markets Limited (acting as the sole bookrunner) in connection with the issue of the Convertible Bonds; and
‘Terms’’ means the terms of the Convertible Bonds.’’

By order of the board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 12 May 2006

*	for identification purposes only

NOTICE OF SPECIAL GENERAL MEETING
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1062—05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712—16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	Only shareholders of the Company whose names appear on the Register of Members of the Company on 29 May 2006 or their proxies are entitled to attend the meeting. To entitle the relevant shareholders to attend the meeting, all transfer documents, accompanied by the relevant share certificates must be lodged with Computershare Hong Kong Investor Services Limited at Shops 1712—16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by the close of trading on 26 May 2006.

6.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.